Sean M. Clayton (858) 550-6034 sclayton@cooley.com	VIA EDGAR AND FEDERAL EXPRESS

September 1, 2011

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Bryan Pitko

Re:	Insys Therapeutics, Inc.
Registration Statement on Form S-1(File No. 333-173154)
Pricing Information

Dear Mr. Pitko:

Pursuant to a telephonic discussion with Dan Greenspan of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding our client, Insys Therapeutics, Inc. (the “Company”), and the Registration Statement on Form S-1 referenced above (the “Registration Statement”), we are filing this supplemental letter on behalf of the Company to provide the Staff with proposed pricing information to facilitate the Staff’s review of the Registration Statement. Attached as Exhibit A hereto please find marked copies of selected sections of the Registration Statement that will reflect the pricing information, with the marked changes reflecting revisions to Amendment No. 7 to the Registration Statement filed with the Commission on August 29, 2011. We are submitting this letter via EDGAR in accordance with the Staff’s request and courtesy copies of this letter are being submitted to the Staff by hard copy.

Please advise us if we can provide any further information or assistance to facilitate your review of the Registration Statement, including the pricing information. Please direct any comments or questions regarding this letter and Exhibit A to me at (858) 550-6034. Thank you.

Sincerely,

Cooley LLP

/s/ Sean M. Clayton

Sean M. Clayton, Esq.

cc:	Michael L. Babich, Insys Therapeutics, Inc.
Matthew T. Browne, Esq., Cooley LLP
Charles S. Kim, Esq., Cooley LLP
Cheston J. Larson, Esq., Latham & Watkins LLP
Divakar Gupta, Esq., Latham & Watkins LLP

Exhibit A

Revised Pages